FIRST QUARTER 2018 EARNINGS CONFERENCE CALL PRESENTATION

PANGAEA
LOGISTICS SOLUTIONS


NORDIC OSHIMA
ARCTIC
EXPRESS

SAFE HARBOR

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Pangaea's and managements' current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of Pangaea's business. These risks, uncertainties and contingencies include: business conditions; weather and natural disasters; changing interpretations of GAAP; outcomes of government reviews; inquiries and investigations and related litigation; continued compliance with government regulations; legislation or regulatory environments; requirements or changes adversely affecting the business in which Pangaea is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from other providers of logistics and shipping services; general economic conditions; geopolitical events and regulatory changes; and other factors set forth in Pangaea's filings with the Securities and Exchange Commission and the filings of its predecessors. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that certain of Pangaea's financial results are unaudited and do not conform to SEC Regulation S-X and as a result such information may fluctuate materially depending on many factors. Accordingly, Pangaea's financial results in any particular period may not be indicative of future results. Pangaea is not under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.





BUSINESS HIGHLIGHTS

Q1 2018 Results

Improving Results

- Adjusted EBITDA[1] of $12.1 million
- Net income of $4.3 million
- Income from operations of $7.8 million

Fleet

Working Fleet

- Memorandum of Agreement signed in Q1 for 2006 built Panamax
- 21 Ships in owned and controlled fleet

Operations

Extensive and varied experience

- Operating 53 vessels as of May 7th
- Nearly 7 million tons loaded on 74 ships
- 136 voyages performed for 85 clients



1) **Adjusted EBITDA** is a non-GAAP measure and represents income or loss from operations before depreciation and amortization, loss on sale and leaseback of vessel, and when applicable, loss on impairment of vessels and certain non-recurring items.

FINANCIAL HIGHLIGHTS

- TCE $13,849 per day/per vessel - 25% premium over average market rates

- $28 million unrestricted cash and cash equivalents at March 31, 2018.

- Steadily improving working capital

- Additional investment in high quality vessels







FINANCIAL PERFORMANCE Q1 2016 THROUGH Q1 2018





1) **Adjusted EBITDA** is a non-GAAP measure and represents income or loss from operations before depreciation and amortization, loss on sale and leaseback of vessels, and when applicable, loss on impairment of vessels and certain non-recurring items.

2) **TCE** is defined as total revenues less voyage expenses divided by the number of shipping days, which is consistent with industry standards. TCE rate is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in per-day amounts.



DRIVERS OF PERFORMANCE

Rate Environment: the Baltic Dry Index average for the quarter was up 15% over last year; increase in average and volatility favor our model;



Customer Focus: long-term, high volume, fixed contract employment with new and longstanding customers;

Capital Efficiency: leveraged owned fleet by chartering-in market vessels, nearly 7 million tons loaded on 74 ships;

Targeted Business: Specialty tonnage provides superior returns – 25% premium over average market rates in Q1 – 2018.



[1] Per reported indices

PANGAEA AVERAGE TCE v. MARKET AVERAGE TCE

Pangaea's demonstrated TCE premium:

- Adds significant value to its owned and operated fleet

- When leveraged by its utilization of short term chartered in vessels, produces exceptional results in earnings and cash flow, reduces capital commitments and risks

	Q1 - 2017	Q2 - 2017	Q3 - 2017	Q4 - 2017	Q1 - 2018
■ Pangaea Avg TCE	$9,945	$11,041	$11,822	$12,510	$13,849
■ Market Avg TCE**	$8,912	$8,701	$9,715	$11,330	$11,077

PREMIUM $ 1,033 — PREMIUM $ 2,340 — PREMIUM $ 2.107 — PREMIUM $ 1,180 — PREMIUM $ 2,772

**Average of Baltic Panamax and Supramax reported indices



PANGAEA LOGISTICS SOLUTIONS LTD.

Pangaea concentrates on cargo flows and clients' needs to:

- Identify opportunities that require our operation and logistics expertise;

- Capitalize on unique trades that utilize our specialized fleet;

- Reduce ballast legs and other costs for superior market returns;

- Provide clients with solutions that improve supply-line efficiency.

Allowing Pangaea to capture additional freight margin
for the valued services it provides.





SELECTED INCOME STATEMENT DATA

	Three months ended March 31,	
	2018	2017
	(unaudited)	(unaudited)
Revenues:		
Voyage revenue	**$ 70,319,194**	$ 77,688,449
Charter revenue	**8,654,099**	6,766,672
	78,973,293	84,455,121
Expenses:		
Voyage expense	**30,168,028**	41,271,919
Charter hire expense	**22,695,935**	23,201,155
Vessel operating expenses	**9,849,165**	8,591,243
General and administrative	**4,128,298**	3,514,764
Depreciation and amortization	**4,338,188**	3,941,795
Loss on sale and leaseback of vessels	**-**	4,289,998
Total expenses	**71,179,614**	84,810,874
Income from operations	**7,793,679**	(355,753)
Total other expense, net	**(2,258,468)**	352,070
Net income	**5,535,211**	(3,683)
Income attributable to noncontrolling interests	**(1,210,217)**	1,350,525
Net income attributable to Pangaea Logistics Solutions Ltd.	**$ 4,324,994**	$ 1,346,842
Adjusted EBITDA [1]	**$ 12,131,867**	$ 7,876,040

1) **Adjusted EBITDA** is a non-GAAP measure and represents income or loss from operations before depreciation and amortization, loss on sale and leaseback of vessel, and when applicable, loss on impairment of vessels and certain non-recurring items.



SELECTED BALANCE SHEET & CASH FLOW DATA

	March 31, 2018	December 31, 2017
Current Assets	(unaudited)	
Cash and cash equivalents	$ 28,205,463	$ 34,531,812
Accounts receivable, net	21,682,912	21,089,425
Other current assets	24,091,131	27,388,984
Total current assets	73,979,506	83,010,221
Restricted cash	4,000,000	4,000,000
Fixed assets, including leased vessels, net	333,819,643	336,286,867
Total assets	$ 411,799,149	$ 423,297,088
Current liabilities		
Accounts payable, accrued expenses and other current liabilities	$ 21,793,353	$ 29,181,276
Related party debt	4,468,457	7,009,597
Current portion long-term debt and capital lease obligations	20,518,597	20,764,955
Other current liabilities	12,915,358	13,054,325
Total current liabilties	59,695,765	70,010,153
Secured long-term debt and capital lease obligations, net	137,722,902	142,631,293
Total Pangaea Logistics Solutions Ltd. equity	147,865,945	145,351,322
Non-controlling interests	66,514,537	65,304,320
Total stockholders' equity	214,380,482	210,655,642
Total liabilities and stockholders' equity	$ 411,799,149	$ 423,297,088

Cash flows for the three months ended:	March 31, 2018	March 31, 2017
	(unaudited)	(unaudited)
Net cash provided by operating activities	$ 2,790,417	$ 2,431,037
Net cash used in investing activities	$ (377,241)	$ (38,709,287)
Net cash (used in) provided by financing activities	$ (8,739,525)	$ 35,677,131

